

August 4, 2010

Ms. Luisa Ingargiola
Chief Financial Officer
MagneGas Corporation
150 Rainville Road
Tarpon Springs, Florida 34689

> **Re:** **MagneGas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 000-51883**

Dear Ms. Ingargiola:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Plan of Operations, page 6

1. We noted that you continue to discuss your plan of operations consistent with Regulation S-B. In light of the elimination of Regulation S-B and the introduction of scaled reporting requirements available to smaller reporting companies as part of Regulation S-K, please revise future filings to include a discussion that meets the requirements of Item 303 of

Regulation S-K as it relates to smaller reporting companies. We refer you to SEC Release 33-8876.

Item 8. Financial Statements and Supplementary Data, page 12

Financial Statements, page F-1

Note 4. Summary of Significant Accounting Policies, page F-8

Variable Interest Entities, page F-8

2.   We note from your disclosure that you have investments in joint ventures but you are not identified as the primary beneficiary of the ventures. Please revise future filings to disclose how you account for your interests in these joint ventures (as well as any other investee's you own) and to indicate the nature and amount of any obligations you have to the joint ventures and related partners.

Cash and Cash Equivalents, page F-8

3.   We see from disclosures herein that you considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents. Please tell us how this policy complies with FASB ASC 230-10-20.

Note 6. Long-Lived Assets, page F-11

4.   We see you have recorded intellectual property of $727,000, which is a significant component of your total assets. Given the significance of this asset to you, please consider including a discussion of the potential this asset could be deemed to be impaired and the factors that could cause such conclusions in the risk factors section of your future filings.

Note 7. Income Tax, page F-11

5.   We note that you present a net deferred income tax asset of $473,000 as of December 31, 2009. You state that you believe it is more likely than not that all of the deferred tax assets will be realized. Giving specific consideration to negative evidence such as cumulative losses in each year since inception of the company, tell us why you believe that it is more likely than not that all of the deferred tax assets will be realized. Clarify what you mean by your disclosure that you have "recorded the deferred tax assets at December 31, 2009 as you have satisfied the realization standard for the year…" Please also revise this note and your critical accounting policies in MD&A in future filings to include additional details about management's tax accounting considerations and conclusions. Refer to the guidance provided in FASB ASC 740-10-30 (formerly paragraphs 17(e) and 20-25 of SFAS 109). Finally, given the significance of this asset to

you, please consider including a discussion of tax asset realization risk matters to the risk factors section of your future filings.

Note 9. Related Party Transactions, page F-14

6.   We see that you acquired all relevant patents and intellectual property for the MagneGas technology from Hyfuels, which is related by common management. Please revise future filings to clearly disclose the nature of the relationships involved.

Form 10-Q for the Period Ended March 31, 2010

Financial Statements, page 3

Revenue Recognition, page 9

7.   We see that in the quarter ended March 31, 2010, you began recognizing revenue related to the sale of your first Plasma Arc Flow Units and you are recognizing revenue from the sale of this on a percentage of completion method. Please tell us more about the terms of the sale of the Plasma Arc Flow Unit to DDI. We noted your disclosure that DDI must inspect and approve the refinery before DDI is obligated to pay the remaining $950,000. Please tell us if DDI has any rights of return of their initial $950,000 if the Unit does not meet their expectations during inspection. If so, tell us how any product return or refund rights impact your required revenue recognition policies for the transaction.

Item 9A. Controls and Procedures, page 13

8.   We note that you have determined that your disclosure controls and procedures were not effective at March 31, 2010, that the company has limited resources and material weaknesses were noted. Further, you disclosed that you do not have independent directors, and no documentation for processes exists and management does not have the financial resources or personnel to address any of these material weaknesses. Please tell us when these material weaknesses were identified and clarify for us how management was able to conclude the company's disclosure controls and procedures were effective at December 31, 2009. In this regard, please tell us about management's assessment of internal controls that was performed as of December 31, 2009 and how management was able to conclude that internal control over financial reporting was effective at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Branch Chief